Primary Business Name: DEALERWEB INC. **BD Number: 19662**

BD - AMENDMENT

08/20/2022

BD - INDIRECT OWNERS

Ownership Codes:	**C - 25% but less than 50%**	**E - 75% or more**
	D - 50% but less than 75%	**F - Other General Partners**

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
TRADEWEB MARKETS INC.	DE	TRADEWEB MARKETS LLC	MEMBER	04/2019	E	Y	Y	83-2456358
TRADEWEB MARKETS LLC	DE	TRADEWEB IDB, MARKETS, INC.	MEMBER	01/2008	E	Y	N	26-1429475